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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40742

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __January 1, 2022__ AND ENDING __December 31, 2022__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BREAN CAPITAL, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__505 FIFTH AVENUE, 5TH FLOOR__
(No. and Street)

__NEW YORK__   __NY__   __10017__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
__ARNOLD SARABELLA__   __212 702 6625__   ASARABELLA@BREANCAPITAL.COM
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__KAMLER, LEWIS AND NOREMAN, LLP__
(Name – if individual, state last, first, and middle name)

__ONE LINDEN PLACE, SUITE 200__   __GREAT NECK__   __NY__   10021-2640
(Address)   (City)   (State)   (Zip Code)

__FEBRUARY 18, 2004__   __1090__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, ARNOLD SARABELLA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BREAN CAPITAL LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Arnold Sarabella

Title: CHIEF FINANCIAL OFFICER

Anthony Adipietro

Notary Public

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 2025

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brean Capital, LLC and Subsidiaries

(SEC I.D. No. 8-40742)

Consolidated Statement of Financial Condition

Report of Independent Registered Public Accounting Firm

December 31, 2022

CONFIDENTIAL PURSUANT TO SEC RULE 17a-5(e) (3)

AS A PUBLIC DOCUMENT

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
Information Required by Rule 17a-5
December 31, 2022

Table of Contents

Consolidated Financial Statement:



Kamler
Lewis
Noreman
Certified Public Accountants
One Linden Place, Great Neck, NY 11021-2640
Tel (516) 829-0900 | Fax (516) 829-0906

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Members of Brean Capital, LLC

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Brean Capital LLC and Subsidiaries (collectively, the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Brean Capital LLC and Subsidiaries as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Kamler, Lewis & Noreman LLP

We have served as Brean Capital LLC's auditor since 2012.

Great Neck, New York
March 1, 2023


Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2022


Assets:

Cash and cash equivalents	$	29,289,551
Restricted cash		482,927
Receivable from broker-dealers and clearing organizations		10,989,073
Securities owned, at fair value (pledged as collateral with clearing organization)		1,359,329,414
Interest receivable		3,531,513
Interests in reverse mortgage loans		192,418,497
Investment in Synergy One Lending, Inc.		6,325,311
Due from others		20,473,591
Due from affiliates		31,488,038
Prepaid expenses and other assets		6,566,956
Furniture and fixtures, equipment and leasehold improvements, net		1,408,973
Right of use assets - operating leases		5,929,618
Total Assets	$	1,668,233,462

Liabilities and Members' Equity

Liabilities:

Securities sold, not yet purchased, at fair value	$	207,524,212
Securities and reverse mortgage loans sold under repurchase agreements, at fair value		688,963,466
Payable to broker-dealers and clearing organizations		523,438,831
Accounts payable, accrued expenses and other liabilities		2,519,075
Compensation payable		16,445,915
Due to affiliates		624,569
Operating lease liabilities		6,555,266
Subordinated borrowing from related party		47,085,000
Total Liabilities		1,493,156,334

Commitments and Contingencies

Members' Equity		175,077,128
Total Liabilities and Members' Equity	$	1,668,233,462


The accompanying notes are an integral part of this consolidated financial statement

2


Brean Capital, LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2022

1. Organization and Basis of Presentation

Brean Capital, LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the National Association of Securities Dealers Automated Quotations ("NASDAQ") exchange. The Company operates as an introducing broker and has an agreement with a clearing broker to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii). The Company engages in several classes of services including trading of U.S. government and federal agencies, federal agency mortgage-backed securities, corporate debt, municipals and other fixed income instruments. The Company operates out of its New York headquarters along with 11 branch offices throughout the United States. Its investment banking and syndicate underwriting business are primarily based in New York.

The Company has two special purpose entities, Nexus Reverse Investment Certificates LLC ("Nexus"), a wholly-owned subsidiary of the Company, and Brean Asset Backed Securities, LLC ("BABS"), a wholly-owned subsidiary of Nexus, to serve as a depositor of purchased collateral associated with reverse mortgage loans from various originators and held with a participation agent trust that issues participation certificates to BABS which are then financed by a financial institution until securitization.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its consolidated financial statement on the accrual basis of accounting in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940 *Financial Services – Brokers and Dealers*, which is the single source of authoritative United States Generally Accepted Accounting Principles ("GAAP") and reporting standards specific to Brokers and Dealers, as well as with guidance issued by the SEC. Certain amounts in the prior period consolidated financial statement have been reclassified for consistency with the current year presentation.

Use of Estimates
The preparation of the consolidated financial statement in conformity GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Principles of Consolidation
The consolidated financial statement includes the activity of the Company and its wholly owned subsidiaries, Nexus and BABS. All intercompany transactions have been eliminated in consolidation.

Cash, Cash Equivalents and Restricted Cash
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2022, cash, cash equivalents and restricted cash of $29,772,478 were held at one financial institution which is $29,522,478 in excess of the Federal Deposit Insurance Corporation limit of $250,000. Restricted cash includes $482,927 of cash held in lieu of security deposits for its New York City and Boston offices.

2. Summary of Significant Accounting Policies (Continued)

Securities Owned
Securities transactions in regular-way trades are recorded on trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from broker-dealers and clearing organizations on the consolidated statement of financial condition.

The Company's securities inventory is primarily financed by third party clearing organizations and through repurchase agreements. The amount due to the clearing firm at December 31, 2022 is included in payable to broker-dealers and clearing organizations whereas the amount financed through repurchase agreements is included in securities and reverse mortgage loans sold under repurchase agreements in the consolidated statement of financial condition.

Furniture and Fixtures, Equipment and Leasehold Improvements
Furniture and fixtures, equipment and leasehold improvements are recorded at cost. Depreciation is recorded using the straight-line method over estimated useful lives of three to seven years. The cost of leasehold improvements is amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Long-Lived Assets and Asset Impairment
ASC Topic 360-10, Impairment and Disposal of Long-Lived Assets provides guidance for impairments of assets that are held for use, held for sale and to be disposed of by other means. ASC Topic 360-10 requires the use of fair value measurements for impairment of assets that are unique and not widely traded. A long-lived asset (group) that is held and used should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset (group) might not be recoverable, (i.e., information indicates that impairment might exist). As a result, entities are not required to perform an impairment analysis (i.e., test the asset (group) for recoverability and potentially measure an impairment loss) if indicators of impairment are not present. Instead, entities would assess the need for an impairment write-down only if an indicator of impairment (e.g., a significant decrease in the market value of a long-lived asset (group) is present. Entities are responsible for routinely assessing whether impairment indicators are present and should have systems or processes to assist in the identification of potential impairment indicators. During the year, the Company determined that no assets held for use were impaired.

State Filing Fees, Local Income Taxes and Other
The Company is a limited liability company subject to partnership tax laws. Accordingly, there is no provision for federal income taxes. The taxable income or loss of the Company, on the Federal and State levels, are included on the income tax returns of its members. The Company is subject to New York City Unincorporated Business Tax ("UBT") which is four percent of net income excluding a provision for state filing fees and local income taxes after adjusting for non-deductible compensation to members and certain exclusions. In addition, the Company is subject to various states' partnership income taxes where it conducts business.

The Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2022, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to such tax examinations by taxing authorities for years prior to the three-year statute of limitations.

2. Summary of Significant Accounting Policies (Continued)

Derivatives

Derivatives entered into by the Company include purchase and sale agreements of to-be-announced securities ("TBAs"), which are forward mortgage-backed securities for which collateral remains "to be announced" until just prior to the trade settlement, along with futures and options. Options and futures are record at fair value whereas TBA financial instruments are recorded at the change in fair value in the consolidated statement of financial condition and are included within both securities owned and securities sold, not yet purchased. When a forward contract exists for securities purchased and sold on a when-issued basis ("when-issued securities"), such as a TBA security that provides a choice of settlement dates and delivery is made in the second nearest month or later, the TBA forward contract is accounted for as a derivative. The settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial statement. Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. The unrealized gain or loss based on the change in fair value of derivatives is recorded in principal transactions in the consolidated statement of income on a trade date basis. In addition, in order to mitigate exposure to market risk, the Company enters into various options and futures contracts, as well as credit default index swaps.

Leases

In accordance with ASC Topic 842, *Leases*, the Company has included on its consolidated statement of financial condition a right of use asset and liability (lease obligation) arising from leases. The Company has established policies and procedures to assist in determining whether a contract contains a lease. The Company separates non-lease components from lease components in lease contracts and accounts for non-lease components based on other U.S. GAAP. Lease components in lease contracts are accounted for following the guidance in ASC Topic 842 for the capitalization of long-term leases. The amount of the lease liability was calculated as the present value of remaining lease payments discounted using the current funding rate charged by the Company's clearing organization that finances the Company's inventory. The amount of the right of use asset also reflects the present value of unpaid lease payments, but may also reflect any initial direct costs, prepaid lease payments, straight-line adjustments and lease incentives. Consequently, the amount of the lease asset may not equal the amount of lease liability. For leases with a maximum possible term (including any options to extend) of 12 months or less, the Company recognizes the lease payments on a straight-line basis over the lease term and variable payments in the period in which the obligation for those payments is incurred. The Company records a single monthly lease expense, combining the unwinding of the discount on the lease liability with the amortization of the right of use asset, on a straight-line basis.

2. Summary of Significant Accounting Policies (Continued)

Adoption of Recent Accounting Pronouncements
In June 2016, FASB issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"), which requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses valuation account should be deducted from the amortized cost basis of the financial asset(s) and presented at net carrying value. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The standard becomes effective for fiscal years beginning after December 15, 2022. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statement.

In January 2020, the FASB issued ASU 2020-01, *Investments – Equity Securities (ASC Topic 321), Investments-Equity Method and Joint Ventures (ASC Topic 323), and Derivatives and Hedging (ASC Topic 815) Clarifying the Interactions between ASC Topic 321, ASC Topic 323, and ASC Topic 815.* The statement is expected to increase comparability in accounting for these transactions and make targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The amendments also clarify that an entity should consider observable transactions that require it to apply or discontinue the equity method of accounting. The standard became effective for fiscal years beginning after December 15, 2021 for non-public entities. The adoption of this standard did not have a material impact on the Company's consolidated financial statement.

Management has evaluated other recently issued accounting pronouncements and does not believe that any of those pronouncements will have a material impact on the Company's financial statement and related disclosures as of December 31, 2022.

3. Receivable From/Payable to Broker-Dealers and Clearing Organizations

The Company maintains master netting clearing agreements that settles its trading receivables and payables on a net basis. Amounts receivable from broker-dealers and clearing organizations and at December 31, 2022 consist of the following:

	Receivable	Payable
Clearing and margin deposits - cash	$ 10,989,073	$ -
Payable to clearing organizations	-	485,224,199
	$ 10,989,073	$ 485,224,199

4. Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of the markets, the interest rate environment and other characteristics of the security or issuer. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As a result, the degree of judgment used in determining fair value is greatest for securities categorized as Level 3. When multiple inputs are used in determining fair value, the security is included in the hierarchy based upon the lowest level of input.

Level 1 – Unadjusted quoted prices in active market for identical assets or liabilities. Level 1 assets and liabilities consist of U.S. government treasury securities and federal agencies that are highly liquid and are actively traded in OTC markets. Level 1 also includes TBAs which are traded in an actively quoted market.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include commercial mortgage-backed securities, corporate asset-backed debt, corporate obligations, US government and federal agencies, federal agency mortgage-backed securities, asset backed securities with recent sales activity, investment grade and asset backed corporate bonds and municipal bonds. Also included are interest rate futures and credit default index swaps.

4. Fair Value Measurements (Continued)

Level 3 - Unobservable inputs that are supported by limited or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of the fair value requires significant management judgement or estimation. The fair value for such assets and liabilities is generally determined using pricing models and other observable inputs including applicable forward interest rate curves that incorporate the assumption a market participant would use in pricing the asset or liability. Level 3 assets consist of interests in reverse mortgage loans, non-investment grade corporate obligations and commercial mortgage-backed securities with par values of less than 95, and equity stocks and warrants along with non-marketable municipal bonds.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Balance at December 31, 2022
Securities owned, at fair value				
Commercial mortgage-backed	$ -	$ 33,053,936	$ 2,681,501	$ 35,735,437
Common stock	-	-	136,790	136,790
Corporate asset-backed debt	-	77,205	1,053,717	1,130,922
Corporate obligations	-	4,812,500	10,000	4,822,500
Federal agency mortgage-backed	-	308,751,171	-	308,751,171
Futures contracts	-	2,080,976	-	2,080,976
Municipals	-	8,220,695	-	8,220,695
US Government and federal agencies	3,115,442	995,335,481	-	998,450,923
Total securities owned, at fair value	$ 3,115,442	$ 1,352,331,964	$ 3,882,008	$ 1,359,329,414
Interests in reverse mortgage loans				
Interests in reverse mortgage loans	$ -	$ -	$ 192,418,497	$ 192,418,497
Securities sold, not yet purchased, at fair value				
Credit default index swaps	$ -	$ 672,426	$ -	$ 672,426
US Government and federal agencies	206,851,786	-	-	206,851,786
Total securities sold, not yet purchased, at fair value	$ 206,851,786	$ 672,426	$ -	$ 207,524,212

Commercial mortgage-backed securities
Commercial mortgage-backed securities are a type of mortgage-backed security that is secured by mortgages on commercial properties, rather than residential real estate. Significant inputs are generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds and yields of similar bonds. These securities are characterized in Level 2 and Level 3.

Corporate asset-backed debt securities
Securities backed by commercial loans and assets which include tranches of varying levels of subordination. Significant inputs are generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds and yields of similar bonds. These securities are characterized in Level 2.

4. Fair Value Measurements (Continued)

Corporate obligations
Securities issued by corporations which are unsecured and are based on the credit worthiness of the issuer. Significant inputs include recent transaction prices for the same or bonds with comparable underlying characteristics, yields of similar bonds, and liquidity of the issue. These securities are characterized in Level 2 and Level 3.

Federal agency mortgage-backed
Securities backed by pools of residential mortgages, which are typically called Collateralized Mortgage Obligations ("CMO"), include tranches of varying levels of subordination. The fair value of these securities is generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds, duration and yields of similar bonds. Principal and interest of these securities are guaranteed by the US government. These securities are characterized in Level 2 and Level 3.

Municipals
The fair value of securities issued by states and municipalities is generally determined based upon recently executed transactions, interest rates and credit worthiness of the issuer. These securities are characterized predominantly in Level 2.

US Government and federal agencies
The fair value of securities backed by a pool of residential mortgages, U.S, government treasury securities and TBAs is generally determined based upon recent transaction prices for the same bond or bonds with comparable underlying characteristics, prepayment speeds, duration and yields of similar bonds. Principal and interest of these securities are guaranteed by the US government. TBAs are traded in active quoted market and therefore generally classified as Level 1. All other U.S. government and federal agency bonds and Small Business Administration loans, which are valued at cost, are characterized in Level 2.

Interests in Reverse Mortgage Loans
A reverse mortgage is a mortgage loan, usually secured by a residential property, that enables the borrower to access the unencumbered value of the property. Interests in reverse mortgage loans are held at cost plus accretion of interest. These securities are characterized in Level 3.

Based on the above criteria, securities owned that are traded on a national stock exchange (or reported on the NASDAQ national market) are generally valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. Securities owned that are offered and sold on the over the counter market ("OTCBB") are generally valued at the closing bid price as reported on the OTCBB on the date of valuation. In cases where such over the counter securities have limited trading volume and are considered to be "thinly traded," management may apply a discount to the closing bid price to arrive at an estimate of fair value.

4. Fair Value Measurements (Continued)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2022. There were no transfers of securities in or out of Level 3 during the current year.

	Balance, January 1, 2022	Purchases, Sales, Issuances, and Settlements	Net gains or (losses) (realized and unrealized)(1)	Return of principal	Transfers in(out), net	Balance, December 31, 2022
Commercial mortgage-backed/ corporate asset-backed	$ 45	$ 3,948,680	$ (207,592)	$ (5,915)	$ -	$ 3,735,218
Common stock	269,659	-	(132,869)	-	-	136,790
Corporate obligations	10,000	-	-	-	-	10,000
Interests in reverse mortgage loans	208,467,476	5,263,216	(21,312,195)	-	-	192,418,497
	$ 208,747,180	$ 9,211,896	$ (21,652,656)	$ (5,915)	$ -	$ 196,300,505

(1) Realized and unrealized gains/(losses) are reported in Principal transactions in the Consolidated Statement of Operations.

Changes in net unrealized losses on Level 3 assets still held at December 31, 2022 amounted to $132,872.

5. Derivatives

The Company utilizes derivatives to meet the needs of customers and for trading and economic hedging strategies to actively manage its market and liquidity exposures. The Company records derivatives in accordance with ASC Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, securities borrowing and securities lending transactions that are subject to an enforceable master netting agreement or similar contractual agreement.

Quantitative Disclosure for Derivative Financial Instruments Used for Trading Purposes
In accordance with ASC Sub-Topic 210-20-50, the following table presents, as of December 31, 2022, the gross and net derivatives receivables and payables by contract and settlement type under GAAP. Derivative receivables and payables have been netted on the consolidated statement of financial condition against derivative payables and receivables, respectively, to the same counterparty with respect to derivative contracts for which the Company has obtained a master netting agreement. The fair value of derivative financial instruments is included in securities owned and securities sold, not yet purchased in the consolidated statement of financial condition at December 31, 2022. The table also presents average fair values and duration of such contracts throughout 2022:

	Number of Contracts	Notional	Gross Fair Value (in 000s)	Amount Netted Statement of Financial Condition (in 000s)	Net Amount Reflected on Statement Financial Condition (in 000s)	Less than 1 Year (in 000s)	5 years (in 000s)	Average Fair Values (in 000s)
Purchase Contracts								
Interest rate futures contracts	132	$ 13,200,000	$ (53)	$ 53	$ -	$ -	$ -	$ 24
Commodity futures contracts	4	400,000	15	-	15	15	-	(11)
Credit default swaps	81	81,000,000	(672)	-	(672)	-	(672)	(439)
TBA agreements	26	69,186,036	17	2,608	2,625	2,625	-	46,979
When issued securities	8	75,396,499	(171)	171	-	-	-	77,461
	251	$ 239,182,535	$ (864)	$ 2,832	$ 1,968	$ 2,640	$ (672)	$ 124,014
Sale Contracts								
Interest rate futures contracts	2,625	$ (262,500,000)	$ 2,119	$ (53)	$ 2,066	$ 2,066	$ -	$ 2,315
TBA agreements	63	(399,119,046)	2,609	(2,779)	(170)	(170)	-	(526,562)
When issued securities	-	-	-	-	-	-	-	(76,692)
	2,688	$ (661,619,046)	$ 4,728	$ (2,832)	$ 1,896	$ 1,896	$ -	$ (600,939)

5. Derivatives (Continued)

During 2022, the Company had between 254 to 3,220 futures and options contracts open at any one time with notional amounts ranging from approximately $25,000,000 to $325,000,000. In addition, the Company had between 23 to 33 when issued securities and TBA purchase agreements with notional amounts ranging from approximately $80,000,000 to $192,000,000 and 52 to 67 when issued securities and TBA sales agreements with notional amounts ranging from $399,000,000 to $820,000,000.

6. Interests in Reverse Mortgage Loans

During the year, BABS purchased approximately $446,000,000 of reverse mortgage loans for the sole purpose of securitization for ultimate underwriting of such loans to institutional clients. All of the reverse mortgage loans were financed through a repurchase agreement with a financial institution. The reverse mortgage loans are held at cost with accretion of interest and hedged with U.S. treasuries on the consolidated statement of financial condition as interests in reverse mortgage loans.

During the year, the Company sold approximately $462,000,000 of loans for securitization.

As of December 31, 2022, the amount of reverse mortgage loans financed through repurchase agreements aggregated $169,470,782 and are included in securities and reverse mortgage loans sold under repurchase agreements on the consolidated statement of financial condition.

7. Investment in Synergy One Lending, Inc.

The Company has a 17.108% equity investment in Synergy One Lending, Inc. ("S1L"), a private company that provides access to home financing products and services through the use of computer or smartphone. The Company is using the equity method of accounting with respect to its investment in S1L in accordance with ASC Topic 321, Investments – Equity Securities, where the Company initially records its investment at historical cost and subsequently records the net revenue earned or net loss incurred from the other company on its income statement in an amount proportional to the percentage of its equity investment in the other company. The Company is on the board of directors of S1L representing a certain degree of influence in the operating and financial policies, participation in policy making processes and would be able to exercise its voting right to the direction of S1L. In addition, the amount of contributed capital to S1L by the Company has been deemed to be a majority investment in relation to the total amount of capital.

The Company is using the nature of the distribution method in accounting for distributions. Distributions will be classified on the basis of the nature of the activity of the investee that generated the distribution as either a return on investment (classified as operating cash inflow) or a return of investment (classified as investment cash inflow) when such information is available. Dividend payouts from S1L will reduce the carrying amount of the investment.

The Company's initial investment in S1L exceeded the underlying value of its equity ownership by $2,788,102. This difference is being amortized over ten years as a reduction to its equity.

8. Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2022 consist of the following:

Interest reserve	$	3,598,708
Prepaid expenses		1,715,824
Receivables and other assets		591,801
Notes receivable		520,214
Security deposits		87,445
Prepaid taxes		30,742
Employee loans and advances		22,222
	$	6,566,956

Credit Note Agreement

In December 2017, the Company entered into a credit note agreement with Applied Residential, Inc. ("ARI") and Trio Capital LLC ("Trio"), up to the principal amount of $500,000 plus accrued interest at 8% per annum. The note provides that the parties may enter into definitive agreements to convert the note into an ownership interest in a newly formed limited liability company as part of a joint venture between the Company, Trio and certain of their affiliates. The payment and performance of the note is secured by the eligible assets including proprietary and non-proprietary lease arrangements in connection with mortgage-backed securities for single family homes, condominiums and townhomes and other securitized products that have been acquired and managed by ARI and Trio. The agreement provides ARI to require the originator of the aforementioned eligible assets the option for the Company to purchase such assets at a price equal to the "bid" side of the TBA market. As of December 31, 2022, ARI drew down all $500,000 of its line of credit of which this amount plus accrued interest of $10,000 has been reflected in prepaid expenses and other assets in the consolidated statement of financial condition. The Company renewed the credit note agreement with Applied Residential on December 13, 2022 for an additional twelve months.

9. Furniture and Fixtures, Equipment and Leasehold Improvements

Furniture and fixtures, equipment and leasehold improvements, net of depreciation and amortization, at December 31, 2022 consisted of the following:

	Estimated Useful Lives		Amount
Furniture and fixtures	7 Years	$	474,159
Computer equipment	3-5 Years		3,287,415
Leasehold improvements	Term of Lease		2,978,157
Total, at cost			6,739,731
Less accumulated depreciation and amortization			5,330,758
Total furniture and fixtures, equipment and leasehold improvements, net		$	1,408,973

10. Securities and Reverse Mortgage Loans Sold Under Repurchase Agreements

The Company enters repurchase agreements to finance certain inventory. Transactions involving sales of securities under agreements to repurchase ("repurchase agreements") are presented on a net-by-counterparty basis when a legal right of offset exists and are accounted for as collateralized financing transactions and recorded at their contracted amounts plus accrued interest. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be provided, or excess collateral returned, when necessary. The Company values the collateral daily and retrieves or returns excess collateral from/to counterparties, when appropriate.

The following table provides detail on the composition of the outstanding repurchase agreements at December 31, 2022:

	2022					
	Remaining Contractual Maturity of the Agreements					
Repurchase agreements and Repurchase-to-maturity transactions	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	On Demand	Total
U.S. Treasury and federal agency securities	$ -	$ -	$ -	$ -	$ 519,492,684	$ 519,492,684
HECM Loans	-	-	-	169,470,782	-	169,470,782
Total borrowings	$ -	$ -	$ -	$ 169,470,782	$ 519,492,684	$ 688,963,466

At December 31, 2022 the fair value of financial instruments received as collateral by the Company that it was permitted to deliver or repledge was approximately $746MM

11. Related Party Transactions

The Company entered into various service and cost sharing agreements with some of its affiliates to perform various administrative, regulatory reporting and compliance services, as well as to provide access to the use of certain facilities and equipment. Additionally, the Company has a management service agreement with one of its equity members who provides the Company with management services.

The Company has a receivable from an affiliate, Brean Holdings, LLC ("Holdings") in the amount of $14,191,145 which is primarily made up of the purchase and funding of one of Holdings' subsidiaries, as well as the purchase of an investment. During 2022, the Company purchased $39,843,340 of reverse mortgage loans from a subsidiary of Holdings.

The Company also receives market data analytical services from one of its affiliates, Brean Strategic Advisors, LLC ("BSA"). At December 31, 2022, $624,569 was included in due to affiliates on the consolidated statement of financial condition.

The Company has a receivable from an affiliate, Brean Real Estate Solutions, LLC ("BRES"), in the amount of $1,763,009 representing various expenses paid on its behalf, as well as amounts relating to the service and cost sharing agreement noted above.

The Company has a receivable from an affiliate, Brean Asset Management, LLC ("BAM"), in the amount of $15,532,904 in relation to the funding of operating and payroll expenses, as well as amounts relating to the service and cost sharing agreement noted above.

12. Subordinated Borrowings

In August 2021, the Company entered into a five year, 5.75% per annum subordinated loan agreement with Brean Capital Holdings, LLC ("BCH"), in the amount of $47,085,000 maturing August 18, 2026. In July of 2022, the parties to the subordinated loan agreement amended the interest rate from 5.75% to 6.75% and higher depending on market conditions. BCH became a member of the Company at that time in order to receive beneficial regulatory capital treatment. The funding of the subordinated loan to BCH was sourced by an outside party in the amount of $50,000,000, whereas the Company has provided a guarantee for the repayment of such loan.

13. Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 promulgated under the Securities Exchange Act (the "Net Capital Rule"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $68,912,321, which was $64,231,305 in excess of its required minimum net capital of $4,681,016. The Company's percentage of aggregate indebtedness to net capital was 101.89%.

14. Commitments and Contingencies

Lease Commitments
The Company has obligations as a lessee for the office space located in New York and various other locations and other office equipment with initial noncancelable terms in excess of one year. The Company classifies these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable lease payments are not included in the lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The components of lease expense were as follows:

The components of lease expense were as follows:

Lease cost:	
Amortization of right-of-use-assets	$ 1,381,729
Interest on leases	31,721
Total lease cost	$ 1,413,450

14. Commitments and Contingencies (Continued)

Supplemental balance sheet information related to leases was as follows:

Operating Leases

Operating lease right-of-use assets	$ 5,929,618
Operating lease liabilities	$ 6,555,266

Other information related to leases as of December 31, 2022 was as follows:

Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	$ 945,074

Weighted Average Remaining Lease Term:

Operating leases	4.6 years

Weighted Average Discount Rate:

Operating leases	0.69%

Maturities of lease liabilities were as follows:

Years Ending December 31,	Operating Leases
2023	$ 1,502,716
2024	1,502,605
2025	1,413,550
2026	1,302,056
2027	936,367
2028 and Thereafter	-
Total undiscounted lease payments	$ 6,657,294
Less: interest	102,028
Total lease liabilities	$ 6,555,266

Litigation, Indemnifications and Other Contingencies
In the normal course of business, the Company may be involved in litigation matters. These include litigations, arbitration and other proceedings initiated by private parties and arising from underwriting, financial advisory, securities trading or other transactional activities for client accounts, and employment matters. The Company does not believe that any current litigation, proceeding or other matter which it is a party to or otherwise involved with will have a material adverse effect on its consolidated financial position, results of operations and cash flows.

14. Commitments and Contingencies (Continued)

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

15. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBAs and when-issued securities. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions, including interest rate options and futures, are entered into for trading purposes or to economically hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs and when-issued securities is limited to the unrealized fair valuation gains and losses recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statement at December 31, 2022 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2022.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and/or securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. There are no other margin accounts guaranteed by the Company other than just described at December 31, 2022.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

15. Financial Instruments with Off-Balance Sheet Risk (Continued)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company's clearing organization monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

16. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

17. Subsequent Events

The Company evaluated the possibility of subsequent events that may impact the consolidated financial statement through February 28, 2023, the date the consolidated financial statement was available to be issued. The Company has determined that there are no material events that would require adjustments to or disclosure in its consolidated financial statement.